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EXHIBIT 11

YOUNG BROADCASTING INC. AND SUBSIDIARIES
RE COMPUTATION OF PER SHARE EARNINGS

	THREE MONTHS ENDED		SIX MONTHS ENDED
	June 30 2007	June 30 2008	June 30 2007	June 30 2008
Shares of common stock outstanding for the entire period	20,138,095	23,216,011	20,027,108	22,872,482
Issuance of 282,782 and 1,085,638 shares of common stock to the Company's defined contribution plan in 2007 and 2008	118,750	458,016	180,441	501,953
Issuance of 495,500 and 0 shares of common stock under the 2004 equity incentive plan in 2007 and 2008	136,126	—	68,439	—
Cancellation of 163,448 and 179,475 shares of common stock to the employee stock purchase plan in 2007 and 2008	(33,728)	(33,168)	(41,520)	(44,564)

Weighted average shares of common stock outstanding	20,359,243	23,640,859	20,234,468	23,329,871

Loss from continuing operations	(12,708,070)	(12,460,285)	(29,353,474)	(26,814,240)
Loss from discontinued operations, net of taxes	(5,476,577)	(140,535,808)	(14,203,123)	(141,154,092)

Net loss	$(18,184,647)	$(152,996,093)	$(43,556,597)	$(167,968,332)
Basic and diluted loss per common shares:
Loss from continuing operations	$(0.62)	$(0.53)	$(1.45)	$(1.15)
Loss from discontinued operations	$(0.27)	$(5.94)	$(0.70)	$(6.05)

Net loss per common share basic and diluted	$(0.89)	$(6.47)	$(2.15)	$(7.20)

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  EXHIBIT 11
YOUNG BROADCASTING INC. AND SUBSIDIARIES RE COMPUTATION OF PER SHARE EARNINGS